U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934

CASH 4 HOMES 247
(Exact name of registrant as specified in its charter)

Nevada	95-4558335
(State of organization)	(I.R.S. Employer Identification No.)

6767 West Tropicana Avenue, Suite 204
Las Vegas, Nevada 89103
(Address of principal executive offices)

(702) 248-1061
Registrant's telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common

Date June 19, 2003

ITEM 1. DESCRIPTION OF BUSINESS

Cash 4 Homes 247 is a Nevada corporation which was originally formed on May 17, 1996. The Company is the holding company of its wholly owned subsidiary, Vu Buy Properties, Inc., which is in the franchise business related to the acquisition of pre-foreclosure properties. Its principal place of business is located at 6767 West Tropicana Avenue, Suite 204, Las Vegas, Nevada 89103. The Company was organized to engage in any lawful corporate business. Cash 4 Homes 247 has been in the developmental stage since inception and has no operating history other than organizational matters.

On May 7, 2003, the Company changed its name to Cash 4 Homes 247 and increased the number of authorized shares to 490,000,000 common shares at $.0001 par value and 10,000,000 shares of Series A Convertible Preferred Stock at $.0001. For other name changes refer to page 6 of the audited financial statements for March 31, 2003.

Shares were issued pursuant to page 6 of the audited financial statements for the quarter ended March 31, 2003.

Cash 4 Homes 247 was organized on May 17, 1996, under the laws of the State of Nevada. Cash 4 Homes 247 has limited start-up operations and in accordance with SFAS #7, is considered a development stage Company.

The primary activity of Cash 4 Homes 247 is investing in real estate with equities in excess of their acquisition costs and as the holding company of the wholly owned subsidiary, Vu Buy Properties, Inc. The primary activity of Vu Buy Properties, Inc. the sale of Vu Buy Properties, Inc, franchises.

Cash 4 Homes 247 has not selected any other company as an acquisition target or merger partner and does not intend to merge with or acquire any other business entity at this time.

Cash 4 Homes 247 is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase Cash 4 Homes 247's access to financial markets. In the event Cash 4 Homes 247's obligation to file periodic reports is suspended pursuant to the Exchange Act, Cash 4 Homes 247 anticipates that it will continue to voluntarily file such reports.

Risk Factors

Cash 4 Homes 247's business is subject to numerous risk factors, including the following:

COMPETITION, (REAL ESTATE FORECLOSURE INDUSTRY). The real estate foreclosure industry is competitive. The Company will be competing with a number of other companies. Even though there are no substantive companies in this arena, there is no guarantee that the Company can obtain financing or continue operations without further financing.

GOVERNMENT REGULATION (REAL ESTATE FORECLOSURE INDUSTRY). The real estate industry in the United State of America is regulated by local, state and federal authorities. In most areas there are statuary provisions regulating real property under which administrative agencies may change rules and regulations without notice.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. Cash 4 Homes 247 has had little operating history and has received no revenues or earnings from operations (since May 7, 2003). Cash 4 Homes 247 has no significant assets or financial resources. Cash 4 Homes 247 will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes its financing. This may result in Cash 4 Homes 247 incurring an initial net operating loss until the Company completes future financing. There is no assurance that Cash 4 Homes 247 will produce profits in the near future.

SPECULATIVE NATURE OF CASH 4 HOMES 247'S PROPOSED OPERATIONS. The success of Cash 4 Homes 247's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the Company.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking initial financing, the key personnel are working up to eighteen (18) hours a day to make this happen. Cash 4 Homes 247's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. Cash 4 Homes 247 has not obtained key man life insurance on its officers or directors. Notwithstanding combined limited experience of management, loss of the services of any of these individuals would adversely affect development of Cash 4 Homes 247's business and its likelihood of continuing operations. See "MANAGEMENT."

CONFLICTS OF INTEREST - GENERAL. Cash 4 Homes 247's officers and directors participate in other business ventures. Conflicts of interest and non "arms-length" transactions may also arise in the event Cash 4 Homes 247's officers or directors are involved in the management of any firm with which Cash 4 Homes 247 transacts business. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

LACK OF DIVERSIFICATION. Activities will be limited to the Company's business. The Company has no intention in diversifying its business, other than business related to franchises, the foreclosure real estate industry, and investing in real properties with equities in excess of their acquisition costs, thereby increasing the risks associated with Cash 4 Homes 247's operations.

REGULATION. Although Cash 4 Homes 247 will be subject to regulation under the Securities Exchange Act of 1934, management believes Cash 4 Homes 247 will not be subject to regulation under the Investment Company Act of 1940, insofar as Cash 4 Homes 247 will not be engaged in the business of investing or trading in securities. The Investment Company Act of 1940 defines an investment company as an issuer which is or holds itself out as being engaged primarily in the business of investing, re-investing or trading securities.

In the event Cash 4 Homes 247 engages in business combinations which result in Cash 4 Homes 247 holding passive investment interests in a number of entities, Cash 4 Homes 247 could be subject to regulation under the Investment Company Act of 1940. In such event, Cash 4 Homes 247 would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Cash 4 Homes 247 has obtained no formal determination from the Securities and Exchange Commission as to the status of the company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Cash 4 Homes 247 to material adverse consequences.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and Cash 4 Homes 247 has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non- issuer trading or resale of Cash 4 Homes 247's securities is exempt from state registration or qualification requirements in most states.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, expectations in conjunction with forward-looking statements contained in this Statement.

Plan of Operation - General

Vu Buy Properties, Inc.'s franchisees are in the business of acquiring foreclosure properties from motivated sellers prior to foreclosure, and either holding the properties for investment or re-selling them for immediate profit. Cash 4 Homes 247 will invest in properties that meet its investment guidelines from Vu Buy Properties, Inc.'s franchisees and other sources.

Vu Buy Properties, Inc. is believed to be the first of its kind in the United State of America allowing its franchisees, prudent real estate investors, to use strong brand identity when dealing with motivated property sellers.

There is no guarantee that the Company will be successful.

Employees

Cash 4 Homes 247's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management").

ITEM 3. DESCRIPTION OF PROPERTY.

Cash 4 Homes 247 neither owns nor leases any real property at this time, and conducts its business from the Vu Buy Properties, Inc. office, which is approximately 300 square feet, leased for $889.00 per month and located at 6767 West Tropicana Avenue, Suite 204, Las Vegas, Nevada 89103.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known to Cash 4 Homes 247, to be a beneficial owner of five percent (5%) or more of Cash 4 Homes 247's common stock, by Cash 4 Homes 247's directors individually, and by all of the Cash 4 Homes 247's directors and executive officers as a group, as of June 19, 2003. Each person will have sole voting and investment power with respect to the shares shown. The shares below have been approved by the Board of Directors but are not issued yet.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS

(The shares below have been approved by the Board of Directors but are not issued yet.)

Title of Class	Name of Owner	Shares Beneficially Owned	Percentage Ownership
Preferred	Pamela Harrison Trustee Of the Brown Lychee Insurance Trust	10,000,000	4.63%
Common	Pamela Harrison	3,500,000	1.62%
Common	Pamela Harrison, Trustee of the Alex Irrevocable Trust	3,430,000	1.59%
Common	Pamela Harrison, Trustee of the Brown Lychee Insurance Trust	93,060,000	43.00%
Common	Pamela Harrison, Trustee of the Mekela Irrevocable Trust	3,430,000	1.59%
Common	Pamela Harrison, Trustee of the Thomas Irrevocable Trust	3,430,000	1.59%
Common	Vu Consulting, LLC	50,000,000	23.14%
Total Shares Held		166,850	77.20%

All the above will be restricted pursuant to Rule 144.

SECURITY OWNERSHIP OF MANAGEMENT

(The shares below have been approved by the Board of Directors but are not issued yet)

Title of Class	Name of Owner	Shares Beneficially Owned	Percentage Ownership
Preferred	Pamela Harrison Trustee Of the Brown Lychee Insurance Trust	10,000,000	4.63%
Common	Pamela Harrison	3,500,000	1.62%
Common	Pamela Harrison, Trustee of the Alex Irrevocable Trust	3,430,000	1.59%
Common	Pamela Harrison, Trustee of the Brown Lychee Insurance Trust	93,060,000	43.00%
Common	Pamela Harrison, Trustee of the Mekela Irrevocable Trust	3,430,000	1.59%

Common	Pamela Harrison, Trustee of the Thomas Irrevocable Trust	3,430,000	1.59%
Common	Vu Consulting, LLC	50,000,000	23.14%
Total Shares Held		166,850,000	77.20%

All the above will be restricted pursuant to Rule 144.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The members of the Board of Directors of Cash 4 Homes 247 serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below is acting on behalf of, or at the direction of, any other person.

Cash 4 Homes 247's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require a total of at least 200 hours per month, or 10 hours per day.

Information as to the directors and executive officers of the Cash 4 Homes 247 is as follows:

Name	Age	Position
Pamela Harrison	35	President, Secretary, Treasurer and Sole Director

Pamela Harrison is an experienced real estate investor in Las Vegas who has worked as a secretary and medical insurance billings specialist for eight (8) years.

There is no family relationship between any of the officers and directors of the Cash 4 Homes 247. The Cash 4 Homes 247's Board of Directors has not yet established any committees.

Conflicts of Interest

The officers and directors of Cash 4 Homes 247 may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by Cash 4 Homes 247. Cash 4 Homes 247 does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Cash 4 Homes 247's proposed business operations. The officers and directors are, so long as they are officers or directors of Cash 4 Homes 247, subject to the restriction that all opportunities contemplated by Cash 4 Homes 247's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Cash 4 Homes 247 and the companies which they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

ITEM 6. EXECUTIVE COMPENSATION

There is no executive compensation given to any officers and directors of the company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

NONE

ITEM 8. LEGAL PROCEEDINGS

Cash 4 Homes 247 is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Cash 4 Homes 247 has been threatened.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Cash 4 Homes 247's common stock is traded on the Pink Sheet Market. There is no assurance that a trading market will continue.

Market Price

The Registrant's Common Stock is quoted at the present time and the closing prices for the last eight quarters are:

03-31-03	0.02
12-31-02	0.01
09-30-02	0.03
06-30-02	0.12
03-31-02	0.01
12-31-01	0.026
09-30-01	0.0666
06-30-01	0.0666

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Cash 4 Homes 247, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Holders

There are 440 holders of Cash 4 Homes 247's common shares: 26,676,051 of which are free trading, and 19,440,611 of which are restricted shares, also, the Board of Directors have authorized the issuance of 160,000,000 common shares and 10,000,000 preferred shares. These shares will all be restricted under Rule 144 and have not been issued to date.

Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

With respect to the sales made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution.

ITEM 11. DESCRIPTION OF SECURITIES.

Common Stock

Cash 4 Homes 247 was incorporated on May 17, 1996, as Cash 4 Homes 247, with an authorized share capital of Fifty Million (50,000,000) shares of Common Stock with par value of $.0001. On May 7, 2003 the Company changed its name to Cash 4 Homes 247 and increased the number of authorized shares to 490,000,000 common shares at $.0001 par value.

Preferred Stock

On May 7, 2003 the Company also created 10,000,000 shares of Series A Convertible Preferred Stock at $.0001. Under the description of the preferred stock they collectively control 40% of the voting rights of the Company and they are convertible at a rate to be determined by the Directors. These shares will be restricted under Rule 144 and none have been issued to date.

Total Shares Issued.

Common shares were issued by the Company, pursuant to page 6 of the audited financial statements for the quarter ended March 31, 2003 totaling 46,116,662 Common shares. No preferred shares have been issued yet although they have been approved for issuance in the near future. These shares will be restricted under Rule 144. Under the description of the preferred stock they collectively control 40% of the voting rights of the Company and they are convertible at a rate to be determined by the Directors. These shares will be restricted under Rule 144 and none have been issued to date.

Management is not aware of any circumstances in which additional shares of any class or series of Cash 4 Homes 247's stock are to be issued to management or promoters, or affiliates or associates of either.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cash 4 Homes 247 and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of Cash 4 Homes 247 in most cases for any liability suffered by them or arising from their activities as officers and directors of Cash 4 Homes 247 if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. The officers and directors of Cash 4 Homes 247 are accountable to Cash 4 Homes 247 as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling Cash 4 Homes 247's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where Cash 4 Homes 247 has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders, who have suffered losses in connection with the purchase or sale of their interest in Cash 4 Homes 247 in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Cash 4 Homes 247.

ITEM 13. FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant has changed accountants since its original formation, and Management has had no disagreements with the findings of its accountants. The Company has not changed auditors and has had no disagreements with the findings of its auditors.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

Audited financial statements are attached as an Exhibit hereto and are incorporated by this reference.

EXHIBITS

3.1 Articles of Incorporation

3.2 Certificate of Amendment to Articles of Incorporation

3.3 By-Laws

13.1    Audited Financial Statements for the period ending December 31, 2001.

13.2    Audited Financial Statements for the period ending December 31, 2002.

13.3    Audited Financial Statements for the period ending March 31, 2003

23.1 Consent of Auditor

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunder duly authorized.

CASH 4 HOMES 247
Dated: June 19, 2003	By: /s/ Pamela Harrison Pamela Harrison, President

 I, Pamela Harrison, certify that:

1.   I have reviewed this registration statement on Form SB12G of Cash 4 Homes 247;

2.   Based on my knowledge, this registration statement does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the information covered in this registration statement;

3.   Based on my knowledge, the financial statements, and other financial information included in this registration statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this registration statement;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this registration statement was being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date"); and

c) presented in this registration statement our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or person performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial date and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this registration statement whether or not there are significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 19, 2003	By: /s/ Pamela Harrison Pamela Harrison, President

Statement of Chief Executive Officer Regarding
Facts and Circumstances Relating to Exchange Act Filings

I, Pamela Harrison, state and certify as follows:

The financial statements filed with this registration statement on Form SB12G for the period ended March 31, 2003 fully comply with the requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 and that the information contained in said periodic report fairly presents, in all material respects, the financial condition and results of operations of Cash 4 Homes 247.

This Statement is submitted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Dated: June 19, 2003	By: /s/ Pamela Harrison Pamela Harrison, President